KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

June 21, 2022

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 19, 2022

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 6, 2021

File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 27, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 19, 2022 (the “2021 Form 20-F”) and Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 6, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Item 3. Key Information, page 4

1.	Please revise the first paragraph of this section to disclose that this VIE structure involves unique risks to investors. Please also disclose that investors may never hold equity interests in the Chinese operating company.

KE Holdings Inc.

June 21, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in the first paragraph of Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs. [……] As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.’”

2.	We note the disclosure on page 4 regarding the percentage of cash, cash equivalents and restricted cash, total assets, and revenues relating to the business operations of the VIE. Please provide balanced disclosure to clarify the potential impact of the VIE upon your overall business, including the availability of the technology you use in your operations.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in the first paragraph of Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs. [……] The VIEs collectively held 29.5% of our cash, cash equivalents and restricted cash and 12.9% of our total assets as of December 31, 2021. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 11.6%, 1.4% and 1.2% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. The applicable VIEs and their subsidiaries are the operators of Beike and Lianjia mobile apps and websites and the license holders to provide the value-added telecommunication services on these platforms. To enhance the experience of our housing customers, agents or other business partners on our platform, we offer certain complementary services through our platform, such as online payment services, and the VIEs and their subsidiaries also hold relevant licenses and permits for these services. Some of our key domain names, including ke.com and Lianjia.com, are registered under the VIEs. Meanwhile, the VIEs owned approximately 1%, 6% and 12% of our registered patents, registered trademarks and copyrights to software programs, respectively, as of December 31, 2021. Therefore, the VIEs house certain underlying intellectual properties and licenses that are critical to the availability of technologies and workforce supporting our operations and services we provide on the Beike platform. At the same time, the employees under the VIEs were less than 1% of the total workforce as of December 31, 2021. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. This VIE structure involves unique risks to investors, and investors may never hold equity interests in the Chinese operating company. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.’”

KE Holdings Inc.

June 21, 2022

3.	Please revise the last paragraph on page 6 to clearly disclose whether these risks could result in a material change in your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following underlined disclosure in the referenced paragraph in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We face various risks and uncertainties related to doing business in China that could result in a material change in our operations. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. [……] Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.’”

4.	We continue to note disclosures referencing control over the VIE such as on page 4, we “rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs,” and “KE Holdings Inc. controls, and receives economic benefits from, the VIEs through the VIE contractual arrangements.” However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please revise.

KE Holdings Inc.

June 21, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Where similar disclosure appears in other places of the Form 20-F, conforming changes will be implemented to ensure consistency throughout the Form 20-F:

“A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. We depend on these contractual arrangements to provide our subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar~~. As a result, KE Holdings Inc. controls, and receives~~, which enable the Company to (1) have power to direct activities of the VIE that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits from the VIEs ~~through the VIE contractual arrangements. KE Holdings Inc. is also~~ that could be significant to the VIEs. As advised by our PRC legal counsel, Han Kun Law Offices, subject to the disclosure in this annual report, the terms of the contractual agreements are valid, binding and enforceable under the PRC laws and regulations currently in effect. Accordingly, the Company is considered the primary beneficiary of the VIEs for accounting purposes~~,~~ and ~~we have~~ has consolidated the VIEs’ financial results of ~~the VIEs and their subsidiaries in our~~ operations, assets and liabilities in the Company’s consolidated financial statements in accordance with U.S. GAAP. However, neither KE Holdings Inc. nor its investors ~~has~~ have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law. For more details of these contractual arrangements, see ‘Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.’”

Permissions Required from the PRC Authorities for our Operations, page 8

5.	We note the disclosure that you are not required to obtain permissions or approvals from the CSRS, CAC or any other PRC governmental authorities in connection with the issuance of securities to foreign investors. Please disclose how you reached such a determination (e.g. internal legal analysis, opinion of external counsel or other advisor, etc.) To the extent you are relying upon the opinion of counsel, please name and file their consent.

KE Holdings Inc.

June 21, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below and file the consent of its PRC legal counsel in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Furthermore, in connection with our issuance of securities to foreign investors, as of the date of this annual report, ~~we, our PRC subsidiaries and the VIEs are not required to obtain any approval or permission from the CSRC, CAC or any other PRC governmental authorities, nor have we, our PRC subsidiaries and the VIEs~~ neither we, our PRC subsidiaries, nor the VIEs have received any formal inquiry, notice, warning or sanction from the CSRC, the CAC or any PRC governmental authorities in connection with requirements of obtaining ~~such~~ prior approval or permission~~, under any~~ for our historical issuance to foreign investors. Our PRC legal counsel, Han Kun Law Offices, has advised us that, based on their understanding of the currently effective PRC laws~~,~~ and regulations ~~and regulatory rules. However~~ as of the date of this annual report, we are not required to obtain any prior approval or permission for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. Besides, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law’ and ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs’ for more details.”

KE Holdings Inc.

June 21, 2022

The Holding Foreign Companies Accountable Act, page 8

6.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please also disclose whether as a result of the auditor not being able to be inspected by the PCAOB, the company is expected to be, or is, a Commission Identified Issuer and how that will affect your company. Similarly revise the risk factor on page 63.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in the referenced section in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The related risks and uncertainties could cause the value of our ADSs to significantly decline or be worthless. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

On June 22, 2021, the U.S. Senate passed a bill which proposed to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. Our ADSs will be prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the company as a ‘Commission-Identified Issuer’ following the filing of the company’s 2021 Form 20-F with the SEC on April 19, 2022. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections’ and ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.’”

KE Holdings Inc.

June 21, 2022

The Company also respectfully proposes to revise the referenced risk factor and include the following underlined disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The HFCAA, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the company as a ‘Commission-Identified Issuer’ following the filing of the company’s 2021 Form 20-F with the SEC on April 19, 2022.”

Summary of Risk Factors, page 22

7.	In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

KE Holdings Inc.

June 21, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in the referenced section in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

●	KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.’

●	We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.’

●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.’

KE Holdings Inc.

June 21, 2022

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.’

●	Uncertainties with respect to the PRC legal system could materially and adversely affect us. Rules and regulations in China can change quickly with little advance notice. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.’

●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.’

●	The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law.’

●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.’

KE Holdings Inc.

June 21, 2022

●	Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the company as a ‘Commission-Identified Issuer’ following the filing of the company’s 2021 Form 20-F with the SEC on April 19, 2022. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.’

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws. All of our officers and directors are located in China or Hong Kong, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.’”

Risk Factors, page 24

8.	We note the disclosure on page 55 regarding the opinion of your PRC legal counsel that you do not need approval of CSRC under the M&A Rules. Please name counsel and provide their consent.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below and file the consent of its PRC legal counsel in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our PRC legal counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for our offshore offerings because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offshore offerings are subject to this regulation; (ii) we established our WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a ‘PRC domestic company’ as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE agreements as a type of acquisition transaction falling under the M&A Rules.”

9.	Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please revise the second risk factor on page 55 to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

KE Holdings Inc.

June 21, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in the referenced paragraph in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Furthermore, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities.”

Enforceability of Civil Liabilities, page 149

10.	Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the cost and time constraints. Also, please similarly revise the risk factor on page 61.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following underlined disclosure in the referenced section in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“All of our officers and directors are located in China or Hong Kong, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

KE Holdings Inc.

June 21, 2022

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.”

The Company also respectfully proposes to revise and include the following underlined disclosure in the referenced risk factor in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“All of our officers and directors are located in China or Hong Kong, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.”

*              *            *

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP